Exhibit 99.1

Wearable Devices Files Patent Application in U.S. for Expanded AI-Based Technology for the Immersion Between Physical and Digital Worlds

YOKNEAM ILLIT, ISRAEL, Feb. 16, 2023 (GLOBE NEWSWIRE) -- Wearable Devices Ltd. (Nasdaq: WLDS, WLDSW) (“Wearable Devices” or the “Company”), a growth company developing a wrist-worn neural interface technology for B2B and B2C customers, today announced it has filed a patent application with the U.S. Patent and Trademark Office (USPTO) and with the Patent Cooperation Treaty (PCT) for expanded immersion between physical and digital worlds by leveraging Artificial Intelligence (AI) and Multimodal Sensing Interface (MMSI).

The technology behind this patent application has the potential to improve everyday Human-Computer Interaction (HCI) business processes and consumer entertainment patterns. The method transforms interaction and control to be as natural and intuitive as real-life experiences by providing a sense of physical reality and presence in a digital environment, supporting the Company’s mission of setting the input standard for the Metaverse.

“The current standard human computer interaction interfaces ignore the hand’s movement and action capabilities, which results in losing the complex motion and muscle force by which the user expresses an intent,” Guy Wagner, Chief Scientific Officer and Co-Founder of Wearable Devices, commented. “Furthermore, digital elements such as holograms and virtual objects lack realistic physical attributions, resulting in poor interpretation of the user’s intent and an unrealistic presentation of real-world mechanics. Using AI and Deep Learning algorithms enabled by our Mudra neural interface, our technology deciphers the movement, force, and pressure a user applies on physical objects, and provides a real-time, realistic and contextual output. It enables interactions to feel realistic by responding to actual finger and hand movements, providing a more natural and intuitive method to control digital devices by interpreting user intention clearly into a digital control command.”

About Wearable Devices Ltd.

Wearable Devices Ltd. (the “Company”), a growth company developing a non-invasive neural input interface technology in the form of a wrist wearable band for controlling digital devices using subtle finger movements. Our company’s vision is to create a world in which the user’s hand becomes a universal input device for touchlessly interacting with technology, and we believe that our technology is setting the standard input interface for the Metaverse. Since our technology was introduced to the market, we have been working with both Business-to-Business and Business-to-Consumer customers as part of our push-pull strategy. Combining our own proprietary sensors and Artificial Intelligence, or AI, algorithms into a stylish wristband, our Mudra platform enables users to control digital devices through subtle finger movements and hand gestures, without physical touch or contact. For more information, visit https://www.wearabledevices.co.il/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss setting the input standard for the Metaverse. All statements other than statements of historical facts included in this press release regarding our strategies, prospects, financial condition, operations, costs, plans and objectives are forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to close the offering of the securities; our use of proceeds from the offering; the trading of our ordinary shares or warrants and the development of a liquid trading market; our ability to successfully market our products and services; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in our preliminary prospectus dated November 14, 2022 and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact

John Nesbett/Jennifer Belodeau
IMS Investor Relations
203.972.9200
wearabledevices@imsinvestorrelations.com